SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No.5
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ICTS International N.V.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N43837108
(CUSIP Number)

MacPherson Atzmon Family Trust
c/o Honor Trustees Limited,
Challenge House - The Grange, St. Peter Port, Guernsey Tel: 41 58 450 8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 with copies to:

David W. Sass, Esq.
McLaughlin & Stern LLP
260 Madison Avenue
New York, NY 10016

January 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

¹
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP No. N43837108	13D/A	Page 2 of 7

1		NAME OF REPORTING PERSON Spencer Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Direct: 7,238,302 Indirect: 4,847,226
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Direct: 7,238,302 Indirect: 4,847,226
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,085,528
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.55%
14		TYPE OF REPORTING PERSON* CO

CUSIP No. N43837108	13D/A	Page 2 of 7

1		NAME OF REPORTING PERSON MacPherson Atzmon Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BVI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Direct: 7,238,302 Indirect: 4,847,226
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Direct: 7,238,302 Indirect: 4,847,226
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,085,528
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.55%
14		TYPE OF REPORTING PERSON* OO (Trust)

** The Atzmon Family Trust (the "Trust") owns Spencer Corporation, Limited, which holds 57.55% of the issued and outstanding common shares on behalf of the Trust. The Trust has the sole voting power and sole dispositive power with respect to the shares of Common Stock owned by Spencer Corporation, Limited.

This Amendment No.5 (the "Amendment") is being filed on behalf of 1) The Atzmon Family Trust and 2) Spencer Corporation, Limited.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment relates to the common stock (the "Common Stock") of ICTS International, N.V., registered at the Department of Justice in Amstelveen, Netherlands (the " Issuer "), whose principal executive office is located at Walaardt Sacréstraat 425-4, 1117 BM Schiphol-Oost, Netherlands. The total number of shares of Common Stock reported as directly and indirectly owned in this Amendment is 7,238,302 and 4,847,226 respectively, which constitutes approximately 57.55% of the total number of shares of Common Stock outstanding.

Item 2.	Identity and Background

This Amendment is filed on behalf of (1) The Atzmon Family Trust (the "Trust"); and (2) Spencer Corporation. Each of the parties named in this Item 2 is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

The Trust's principal business address is c/o Honor Trustees Limited, Challenge House - The Grange, St. Peter Port, Guernsey. The principal business address of Spencer Corporation, Limited is AM Hanshkai 14, 18147 Rostock, Germany.

None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by Spencer Corporation, Limited was acquired with working capital set aside for the general purpose of investing.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock that they beneficially own in the ordinary course of their business of purchasing, selling, trading and investing in securities.  The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, as permitted by the relevant securities laws and any agreement or agreements that may be entered into with the Issuer.

Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer
	(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment.
	(b)	The Reporting Persons have the sole power to vote and sole power to dispose of the shares of Common Stock to which this Amendment relates.
	(c)	N/A.
	(d)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Menachem Atzmon, the Chairman of the Board of the Issuer, disclaims any beneficial interest in the Trust or Spencer Corporation, Limited.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017

By:	/s/ Menachem Atzmon
Menachem Atzmon